Exhibit 99.1

OKYO Pharma Limited Prices $5.3 Million Offering of ADSs

London, March 13, 2023 – OKYO Pharma Limited (Nasdaq: OKYO, LSE: OKYO) (“OKYO Pharma” or the “Company”), a biotechnology company focused on the discovery and development of novel molecules to treat inflammatory dry eye diseases (“DED”) and ocular pain, announced the pricing of a reasonable best efforts public offering of 3,503,665 American Depositary Shares (the “ADSs”) at a public offering price of $1.50 per ADS. The gross proceeds to the Company from this offering are expected to be approximately $5.3 million before deducting offering expenses. The offering is expected to close on March 15, 2023, subject to customary closing conditions.

OKYO Pharma intends to use the net proceeds of the offering to advance OK-101 to fund the initial Phase 2 clinical trial of OK-101 in DED patients, and the remaining proceeds for working capital and other general corporate purposes.

The Company has also closed on a concurrent offering in the United Kingdom of 13,836,156 ordinary shares to certain members of management and its directors for gross proceeds of $0.3 million. Both offerings utilized the full amount of the Company’s UK ordinary shares available for sale at this time.

The registration statement on Form F-1 (File No. 333-268675) relating to the ADSs being sold in this offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2022 and became effective on March 8, 2023. A final prospectus related to the proposed offering will be filed and made available on the SEC’s website at https://www.sec.gov/. The offering is being made only by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OKYO Pharma Limited

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com/.

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including market conditions, whether the proposed Offering is completed and the satisfaction of customary closing conditions related to the proposed Offering. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Investor Relations Contact

Paul Spencer

+44 (0)20 7495 2379

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